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                         November 14, 2022

       Jon C. Serbousek
       Chief Executive Officer
       Orthofix Medical Inc.
       3451 Plano Parkway
       Lewisville, Texas 75056

                                                        Re: Orthofix Medical
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 8,
2022
                                                            File No. 333-268234

       Dear Jon C. Serbousek:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Joseph E. Gilligan,
Esq.